

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 3, 2009

Mr. Andres Gutierrez
President and CEO
La Cortez Energy, Inc.
Calle 67 #7-35
Oficina 409
Bogota, Colombia

      Re: **La Cortez Energy, Inc.**
                Form 8-K, Item 4.01
                Filed December 15, 2008
                File No. 333-138465

Dear Mr. Gutierrez:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

              Sincerely,

              Brad Skinner
              Senior Assistant Chief Accountant